                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1. Press release re MTS Announces Third Quarter 2007 Financial Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: November 7, 2007

               MTS ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS

RA'ANANA, ISRAEL - NOVEMBER 7, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing
(CC&B) solutions, today announced its financial results for the three and nine months ended September 30, 2007.

Revenues for the third quarter were $2.2 million, compared with revenues of $2.7 million in the third quarter of 2006. Revenues for the nine month period ended
September 30, 2007 were $7.1 million, compared with revenues of $8.2 for the
2006 nine month period.

Net loss for the third quarter was $1.7 million or $0.29 diluted per share, compared with a net loss of $644,000 or $0.11 diluted per share, in the third quarter of 2006. Net loss for the nine month period ended September 30, 2007 was
$5.1 million, or $0.88 diluted per share, compared with a net loss of $1.6 million or $0.27 diluted per share, for the 2006 nine month period.

This increased net loss for the nine month period ended September 30, 2007 is mainly attributable to a $2.3 million impairment charge relating to the goodwill from the acquisition of Teleknowledge in 2004. In addition, the increase in the third quarter loss was mainly attributable to an expected loss of $233,000 from the sale of the shares of Jusan S.A., an affiliate in which the Company holds a
50% interest, an increase in our bad debts allowance and a one time sales tax assessment in our U.S. subsidiary.

Mr. Eytan Bar, MTS President & CEO commented "Our increased sales activity generated $2.7 million of new orders during the third quarter of 2007. We are working to translate our pipeline of orders into revenues and improved cash flow."

"On the operational side, we are continuing to improve our implementation processes while closely monitoring and reducing our overall costs. We are also in process of selling our holdings in Jusan, our Spanish affiliate, for approximately $1.0 million, in order to improve our cash position." concluded
Mr. Bar.

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the third quarter results on
Wednesday, November 7 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

     To access the conference call, please dial +1-800-860-2442 (U.S.),
+1-412-858-4600 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MTS.

     A replay of the call will be available from November 7 through 11:59 p.m.
EST on November 14. To access the replay, please dial +1-800-860-2442.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions
(e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as
well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.
MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

COMPANY:

Alon Mualem
CFO
Tel: +972-9-762-1733
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             SEPTEMBER 30,
                                                                        ---------------------     DECEMBER 31,
                                                                          2007          2006         2006
                                                                        -------       -------       -------
                                                                               UNAUDITED            AUDITED
                                                                        ---------------------       -------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $   975       $ 1,557       $ 1,474
   Short term bank deposit                                                    -             -           100
   Marketable securities                                                    171           153           159
   Trade receivables, net (net of allowance for bad debt of $ 867 as of September 30, 2007 and $ 505 as of September 30,
     2006 and December 31, 2006)                                          1,578         2,361         2,484
   Unbilled receivables                                                      44           220            51
   Other accounts receivable and prepaid expenses                         1,690           692           763
   Inventories                                                               62           137           138
                                                                        -------       -------       -------

TOTAL current assets                                                      4,520         5,120         5,169
                                                                        -------       -------       -------

LONG- TERM INVESTMENTS:
   Investment in an affiliate                                                 -         1,572         1,598
   Severance pay fund                                                       743           620           673
   Other investments                                                        327           365           366
   Deferred income taxes                                                    105           115           112
                                                                        -------       -------       -------

TOTAL long-term investments                                               1,175         2,672         2,749
                                                                        -------       -------       -------

PROPERTY AND EQUIPMENT, NET                                                 316           461           439
                                                                        -------       -------       -------

OTHER ASSETS:
   Goodwill                                                               2,796         4,069         4,058
   Other intangible assets, net                                             853         1,781         1,639
                                                                        -------       -------       -------

TOTAL other assets                                                        3,649         5,850         5,697
                                                                        -------       -------       -------

TOTAL assets                                                            $ 9,660       $14,103       $14,054
                                                                        =======       =======       =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                          SEPTEMBER 30,
                                                                    ------------------------      DECEMBER 31,
                                                                      2007            2006            2006
                                                                    --------        --------        --------
                                                                           UNAUDITED                AUDITED
                                                                    -----------------------        --------

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities on bank loan                                  $    841        $    167        $    421
   Trade payables                                                        670             620             510
   Accrued expenses and other liabilities                              3,546           2,439           2,507
   Deferred revenues                                                   1,228           1,082           1,545
                                                                    --------        --------        --------

TOTAL current liabilities                                              6,285           4,308           4,983
                                                                    --------        --------        --------

LONG-TERM LIABILITIES:
   Long term bank loan                                                     -             833             583
   Accrued severance pay                                               1,043             906             946
                                                                    --------        --------        --------

TOTAL long-term liabilities                                            1,043           1,739           1,529
                                                                    --------        --------        --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized:
       12,000,000 shares at September 30, 2007 and 2006 and
       December 31, 2006; Issued: 5,784,645, at September 30,
       2007 and 2006 and December 31,2006; Outstanding:
       5,773,845 shares at September 30, 2007 and 2006 and
       December 31, 2006                                                  17              17              17
   Additional paid-in capital                                         16,188          16,072          16,109
   Treasury shares (10,800 Ordinary shares)                              (29)            (29)            (29)
   Accumulated other comprehensive income                                 28             136             254
   Accumulated deficit                                               (13,872)         (8,140)         (8,809)
                                                                    --------        --------        --------

TOTAL shareholders' equity                                             2,332           8,056           7,542
                                                                    --------        --------        --------

TOTAL liabilities and shareholders' equity                          $  9,660        $ 14,103        $ 14,054
                                                                    ========        ========        ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                      NINE MONTHS ENDED             THREE MONTHS ENDED        YEAR ENDED
                                                         SEPTEMBER 30,                  SEPTEMBER 30,         DECEMBER 31,
                                                      2007          2006           2007           2006           2006
                                                  -----------    -----------    -----------    -----------    -----------
                                                                          UNAUDITED                             AUDITED

Revenues                                          $     7,138    $     8,170    $     2,187    $     2,652    $    10,484
Cost of revenues                                        2,171          2,641            790            813          3,355
                                                  -----------    -----------    -----------    -----------    -----------

Gross profit                                            4,967          5,529          1,397          1,839          7,129

Operating expenses:
   Research and development, net                        2,093          2,873            645            915          3,633
   Selling and marketing                                2,650          2,397          1,011            814          3,078
   General and administrative                           2,712          1,954          1,193            746          2,651
 Impairment of goodwill and other intangible
assets                                                  2,312              -              -              -              -
                                                  -----------    -----------    -----------    -----------    -----------

TOTAL operating expenses                                9,767          7,224          2,849          2,475          9,362

Operating loss                                         (4,800)        (1,695)        (1,452)          (636)        (2,233)
Financial expenses, net                                   (31)           (49)           (18)           (60)           (54)
Other expenses                                           (233)             -           (233)             -              -
                                                  -----------    -----------    -----------    -----------    -----------

Loss before taxes on income                            (5,064)        (1,744)        (1,703)          (696)        (2,287)
Taxes on income                                             -              3              -              -            118
                                                  -----------    -----------    -----------    -----------    -----------

Loss before equity in earnings of affiliate            (5,064)        (1,747)        (1,703)          (696)        (2,405)
Equity in earnings of affiliate                             1            170             27             52            159
                                                  -----------    -----------    -----------    -----------    -----------

Net loss                                          $    (5,063)   $    (1,577)   $    (1,676)   $      (644)   $    (2,246)
                                                  ===========    ===========    ===========    ===========    ===========

Basic and diluted net loss per Ordinary share     $     (0.88)   $     (0.27)   $     (0.29)   $     (0.11)   $     (0.39)
                                                  ===========    ===========    ===========    ===========    ===========

Weighted average number of Ordinary shares used
   in computing basic and diluted net loss per
   share                                            5,773,845      5,758,850      5,773,845      5,765,289      5,762,311
                                                  ===========    ===========    ===========    ===========    ===========